FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of October, 2005

INNEXUS BIOTECHNOLOGY, INC.

 (SEC File No. 0-50656)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

October 7, 2005

TSX.V: IXS

OTC BB: IXSBF

NEWS RELEASE

Private Placement Completion

InNexus Biotechnology Inc. (the “Company”) is pleased to announce the completion of a private placement with institutional investors led by SDS Capital of Greenwich, Connecticut. The funds will allow InNexus to complete one or more monetized partnerships for its SuperAntibody technology and initiate development of a lead SuperAntibody therapeutic candidate.

The private placement consisted of 27,500 Units, each of which is comprised of 1 Series A Convertible Preferred Share (a “Convertible Preferred Share”) and 400 Warrants, at a price of $100.00 per Unit for gross proceeds of $2,750,000.    These proceeds include conversion of the principal amount of $250,000 owing to one of the Placees under an outstanding Bridge loan.   Each Convertible Preferred Share will bear a cumulative 8% dividend increasing to 12% in the third and succeeding years and will be convertible, at the option of the holder, for a period of five years into 400 common shares of the Company.  Each of the Warrants will entitle the holder to purchase one additional common share of the Company at a price of $0.25 for five years.  The Company will have the right to redeem any outstanding Convertible Preferred Share at a price of $120 per share, plus any accrued but unpaid dividends, if after the fifth anniversary from the date of issuance, or if prior to that date, at a price of $100 per share, plus any accrued but unpaid dividends, provided that the prevailing market price of the Company’s common shares is less than $0.25.  The holder will have a “follow on” conversion right for 20 days after notice of redemption at a price of $0.25, if prior to the fifth anniversary after issuance, or if after that date, at the market price, if such shares are issued without a four month hold period or, at the discount to the market price permitted under TSX-V rules, if issued with a four month hold period.

The common shares of the Company issuable upon conversion of the Convertible Preferred Shares or which may be exercised upon exercise of the Warrants comprising the Units will be subject to a hold period expiring on January 31, 2006 (as to 23,665 Units), February 4, 2006 (as to 3,245 Units) and Feburary 5, 2006 (as to 590 Units).

A finders fee equal to 8% of the gross proceeds of the Placement plus 660,000 Warrants will be payable to E.B. Coxe & Co. LLC.

About InNexus

InNexus is developing the next generation of therapeutic, monoclonal antibodies using its SuperAntibody Technology Platform.  InNexus intends to apply this technology to improve the potency of existing antibody products while opening new markets and disease applications with other forms of SuperAntibodies.  InNexus will develop the technology through partnerships with biotechnology and pharmaceutical companies while pursuing development of its own products for unmet medical needs. To learn more about InNexus please visit the Company's website: www.innexusbiotech.com

This news release contains certain “forward-looking statements”. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology Inc.

“ALTON C. MORGAN”

Dr. A. Charles Morgan

President and CEO

Contacts

Business Development:

Investor Relations:

Telephone (toll-free): 1-877-990-8382

Toll-free: 1-866-990-8382

Email:  business@innexusbiotech.com

       investor@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNEXUS BIOTECHNOLOGY, INC.

Date   November 1, 2005

By:     /s/ Stuart Rogers

Stuart Rogers

Director